Dechert LLP

1775 I Street, N.W.

Washington, DC 20006

Telephone: 202.261.3300

Fax: 202.261.3333

Via EDGAR Correspondence

August 15, 2008

John Grzeskiewicz

Senior Counsel

Office of Disclosure and Review

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Global X Funds (“Trust”), SEC File Nos.: 333-151713; 811-22209

Dear Mr. Grzeskiewicz:

We are writing in response to the comment letter dated July 29, 2008 (“SEC Staff Comment Letter”) with respect to the registration statement (“Registration Statement”) filed by the Trust on Form N-1A under the Securities Act of 1933 (“1933 Act”) and the Investment Company Act of 1940 (“1940 Act”). The Registration Statement was filed with the Securities and Exchange Commission (“SEC”) on June 17, 2008, on Form N-1A with respect to two series of the Trust. On behalf of the Trust, we have set out below each of the comments contained in the SEC Staff Comment Letter along with Trust’s responses to those comments. Where we have indicated in the responses below that we have modified the Registration Statement, we have attached the relevant pages from the revised Registration Statement reflecting the changes made in response to the SEC Staff Comment Letter.

As discussed in the Second Amended and Restated Application for the Trust and Global X Management Company LLC (“Adviser”) that was filed on August 8, 2008, the Trust consists initially of one series.1 The name of the series is Global X FTSE Nordic 30 ETF (“Initial Fund”). The Adviser uses a “passive” or indexing approach to try to achieve the Initial Fund’s investment objective. The Initial Fund will not try to “beat” the underlying index it tracks. The Initial Fund’s structure is substantially similar to the structure of existing exchange-traded funds.2

The Initial Fund seeks the investment results that correspond generally to the price and yield performance, before fees and expenses, of the FTSE Nordic 30 Index (“Underlying Index”). The Underlying Index tracks the performance of the 30 largest and most liquid companies in Sweden,

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1

For your information, in connection with considering the Trust’s responses to the SEC Staff Comment Letter, we have included a copy of Second Amended and Restated Application for the Trust and Global X Management Company LLC (“Application”).

2	See Nets Trust (Investment Company Act of 1940 Registration No. 811-22140) (“Nets”) and iShares Trust (Investment Company Act of 1940 Registration No. 811-09729) (“iShares”).

Denmark, Norway and Finland. The Underlying Index uses the universe of the FTSE All-World Index - Nordic Region. The Underlying Index is free float adjusted and liquidity tested and managed by an independent, third party index provider (i.e., FTSE). As of August 7 2008, the Underlying Index’s three largest stocks were Nokia, Nordea Bank AB and StatoilHydro ASA.

General Comments

1. Comment: Please state in your response letter whether the NASD will, or has reviewed the terms and arrangements of the offering.

Response: NASD Rule 2710(b)(8) exempts securities of open-end investment companies, as defined in Section 5(a)(1) of the 1940 Act, from the filing requirements of NASD Rule 2710(b)(1). The Trust operates as an open-end management investment company and thus is exempt from the filing requirements of NASD Rule 2710(b)(1).

2. Comment: We note that portions of the disclosure have been left blank. These omissions include the names of the two exchange-traded funds (the “Funds”) which are series of the Trust and the identities of the Underlying Indexes. We expect to have further comments when you supply the omitted information in a pre-effective amendment, or on disclosure made in response to this letter, or on exhibits added on a pre-effective amendment.

Response: Disclosure consistent with this comment has been made. The name of the Initial Fund is the Global X FTSE Nordic 30 ETF. The name of the Underlying Index is the FTSE Nordic 30 Index.

3. Comment. The SEC Staff Comment Letter contained no comment 3.

4. Comment. The SEC Staff Comment Letter contained no comment 4.

5. Comment: Please supply the undersigned with copies of your exemptive application and any no action request the Fund has submitted, or will submit, in connection with registration of shares.

Response: As noted in footnote 1, a copy of the Application has been provided to you under separate cover. While the Trust has not submitted a request for no-action relief to the SEC’s Division of Market Regulation with respect to the current series of the Trust, it may do so in the future for new series of the Trust if they are unable to meet the requirements of Rules 10a-1, 10b-17, and 14e-5 under the Securities Exchange Act of 1934, Rules 101 and 102 of Regulation M, and Rule 200(g) of regulation SHO in connection with secondary market transactions of shares and the creation and redemption of shares.

6. Comment: Please review and revise the prospectus where necessary so as to conform to the Commission’s plain English requirements of Rule 421 under Regulation C under the 1933 Act. See Office of Investor Education and Assistance, U.S. Securities and Exchange Commission, A Plain English Handbook (1998).

Response: We have reviewed and revised the prospectus to conform to the SEC’s plain English requirements of Rule 421 under Regulation C under the 1933 Act.

Principal Investment Strategies of the Funds

7. Comment: Clarify whether each Fund uses only one Underlying Index.

Response: As previously indicated above, initially the Trust will consist of one series. The Initial Fund uses only one Underlying Index.

8. Comment: Clarify whether each Underlying Index will only include securities in one foreign market so that each so that each Fund will be invested in a single foreign market. If so, disclose in the “Principal Risks of the Funds” section of the prospectus, the risks specific to that foreign market.

Response: The Initial Fund’s Underlying Index, FTSE Nordic 30 Index, only includes the equity securities of companies located in the Nordic region, which includes the countries of Sweden, Norway, Denmark, and Finland. The “Principal Risks” section of the Initial Fund has been revised to include risk disclosure specific to the Nordic region.

9. Comment: Clarify whether the Index Administrator is the same as the Index Creator. If not, why are they different?

Response: The disclosure has been revised to remove all references to Index Administrator because this disclosure is no longer necessary as the Underlying Index is sponsored, created and maintained by FTSE, a third-party index provider. FTSE (the Index Creator) is not affiliated with the Adviser.

10. Comment: Since the Underlying Index may be reconfigured as often as daily in accordance with the Index Methodology, and the Index Methodology itself may be changed on 60 days notice, and the Index is created by an affiliate of the adviser, each Fund has unstable and malleable performance benchmark. Supplementally inform the staff whether any exchange traded funds have employed this approach before and have received exemptive orders allowing this approach. Please explain reason for using this approach.

Response: The Adviser is not affiliated with the sponsor or creator of the Underlying Index. Other passively managed, index-driven exchange-traded funds operate in the manner contemplated by the Initial Fund, including Nets and iShares.3

11. Comment: Disclose who decides when the Index Methodology can be changed; the Adviser? The Board of Trustees? The Index Administrator or the Creator?

Response: FTSE creates the Index Methodology and determines whether changes should be made to the Index Methodology. FTSE is not affiliated with the Adviser.

12. Comment: Disclose the factors that would cause a Fund to switch from a representative sampling strategy to a replication strategy or vice versa. Will such a switch be disclosed on the Fund’s website when it occurs?

Response: The Initial Fund uses a replication strategy. A replication strategy is an indexing

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3	See Footnote 2.

strategy that involves investing in the securities of the Underlying Index in approximately the same proportions as in the Underlying Index. However, the Initial Fund may utilize a representative sampling strategy with respect to its Underlying Index when a replication strategy might be detrimental to its shareholders, such as when there are practical difficulties or substantial costs involved in compiling a portfolio of equity securities to follow its Underlying Index, or, in certain instances, when a securities in the Underlying Index become temporarily illiquid, unavailable or less liquid.

13. Comment: Since the Index Methodology can be changed upon 60 days notice, the Funds are effectively actively managed funds. Supplementally explain what purpose the Underlying Index and the Index Methodology serve.

Response: The Initial Fund operates in a manner consistent with other passively managed, index-driven exchange-traded funds (e.g., Nets and iShares). The Initial Fund is an “index fund” that seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the Underlying Index. The Adviser is not affiliated with the creator or sponsor of the Underlying Index.

Descriptions of the Funds

Investment Objective

14. Comment: Since the Underlying Index appears to be changeable at the will by the Adviser’s affiliate, revise the investment objective by clearly stating whether the Fund seeks growth, total return, capital appreciation, or income.

Response: As explained above, the Underlying Index is not changed at the will of the Adviser or an affiliate of the Adviser. The Initial Fund operates in a manner consistent with other passively managed, index-driven exchange-traded funds (e.g., Nets and iShares). The Initial Fund is an “index fund” that seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the Underlying Index. The Adviser is not affiliated with the creator or sponsor of the Underlying Index.

15. Comment: Your disclosure states that each Fund “seeks investment results that correspond to the price and yield performance” of the Underlying Index. Please explain how a newly created index can have a performance history. Since the Underlying Index and Index Methodology are the creations of the Adviser and its affiliates, the intended objectives and strategies of the Adviser and its affiliates in creating the Index and Methodology should be fully disclosed.

Response: The Initial Fund seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the Underlying Index. The Initial Fund will not try to match the historical performance of the Underlying Index.

Principal Investment Strategy

16. Comment. The SEC Staff Comment Letter contained no comment 16.

17. Comment. The SEC Staff Comment Letter contained no comment 17.

18. Comment: Consistent with our earlier comments, please justify your statement that the Adviser’s approach is a “passive” or indexing approach. See Comments 10 and 13.

Response: As explained above, the Initial Fund seeks the investment results that correspond generally to the price and yield performance, before fees and expenses, of the Underlying Index. The Underlying Index tracks the performance of the 30 largest and most liquid companies in Sweden, Denmark, Norway and Finland. The Initial Fund operates in a manner consistent with other passively managed, index-driven exchange-traded funds (e.g., Nets and iShares).

Fees and Expenses

19. Comment: Disclose the maximum “Transaction Fee on Purchases and Redemptions”.

Response: The Registration Statement for the Trust has been revised to comply with this comment.

Buying And Selling Fund Shares

Buying Shares Directly From the Fund

20. Comment: Disclose what the initials “NSCC” stand for.

Response: The initials “NSCC” is an acronym for National Securities Clearing Corporation. The Registration Statement for the Trust has been revised to comply with this comment.

21. Comment: Briefly describe the Continuous Net Settlement Systems.

Response: We have revised the Registration Statement for the Trust to include more detailed information about creation and redemption of Fund Shares and the continuous net settlement systems for shares of the Fund.

22. Comment: Briefly describe the NSCC’s enhanced clearing process.

Response: The Registration Statement for the Trust has been revised to comply with this comment.

Fund Management

Investment Adviser

23. Comment: Describe the Adviser’s experience as an investment adviser. If the Adviser has no experience with investment companies and exchange-traded funds, this lack of experience should be discussed as an investment risk under “Management Risk” in the “Principal Risks of the Funds” section of the Prospectus.

Response: The Registration Statement for the Trust has been revised to comply with this comment.

24. Comment. Any affiliations of the Adviser with the other service providers of the funds and the Trust should be fully disclosed

Response: The Adviser is not affiliated with any other service providers of the funds and the Trust.

Back Cover Page

25. Comment: Include the Trust’s Investment Company Act file number on the bottom of the back cover page.

Response: The Registration Statement for the Trust has been revised to comply with this comment.

Statement of Additional Information

Investment Objective, Strategies, and Risks

26. Comment: Some investments and investment practices described here are not mentioned in the Prospectus. To the extent that the Funds intent to engage in such investments and practices so that they might materially affect the performance of the Funds or the decision of an investor to purchase shares, such investments and practices, and their accompanying risks, should be discussed in the Prospectus.

Response: The Registration Statement for the Trust has been revised to comply with this comment.

Management

Board of Trustee and Officers

27. Comment: The trustees and officers of the Trust, including the requisite number of disinterested trustees, should be furnished by pre-effective amendment.

Response: The Registration Statement for the Trust has been revised to comply with this comment.

Investment Advisory and Other Services

Adviser

28. Comment: Disclose when and where the Adviser was organized.

Response: The Adviser was organized as a Delaware limited liability company on March 28, 2088. The Registration Statement for the Trust has been revised to comply with this comment.

29. Comment: See Comment 24.

Response: As explained above, the Adviser is not affiliated with any other service providers of the funds and the Trust.

30. Comment: See Comment 23.

Response: As explained above, the Registration Statement for the Trust has been revised to comply with this comment.

Portfolio Manager

31. Comment: Disclose whether the Portfolio Manager manages, or has managed, any other accounts and, if so, whether the accounts include registered investment companies, exchange-traded funds, other pooled investment vehicles, or other accounts. See Item 15 of Form N-1A.

Response: The Registration Statement for the Trust has been revised to comply with this comment.

Additional Information about the Underlying Index and the Index Administrator

32. Comment: Disclose the precise nature of the affiliation of the Index Creator and the Index Administrator with the Advisor.

Response: As explained above, the disclosure has been revised to remove all references to Index Administrator because this disclosure is no longer necessary as the Underlying Index is sponsored, created and maintained by FTSE, a third-party index provider. FTSE (the Index Creator) is not affiliated with the Adviser.

*  *  *

The Trust intends to include disclosure in accordance with the foregoing responses in a pre-effective amendment to the Trust’s Registration Statement on Form N-1A, which the Trust intends to file via EDGAR pursuant to Rule 472 under the Securities Act of 1933, as amended, on or about August 15, 2008.

You requested that the Trust make certain representations concerning the Registration Statement and the response being made to the comments received. These representations are included as an exhibit to this letter.

We hope that the foregoing is responsive to each of your comments. Please do not hesitate to contact me at (202) 261-3302 or Daphne Chisolm at (704) 339-3153 if you have any questions concerning the foregoing.

Sincerely,
/s/ Jane A. Kanter

Jane A. Kanter

cc: Bruno del Ama

EXHIBIT

Global X Funds

220 Fifth Avenue, 20th Floor

New York, NY 10001

Via EDGAR Correspondence

August 15, 2008

John Grzeskiewicz

Senior Counsel

Office of Disclosure and Review

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Global X Funds (“Trust”), SEC File Nos.: 333-151713; 811-22209

Dear Mr. Grzeskiewicz:

In connection with a response being made on behalf of the Trust to comments you provided with respect to the Registration Statement, the Trust hereby acknowledges that:

•	the Trust is responsible for the adequacy and the accuracy of the disclosure in the Registration Statement;
•

comments of the staff of the Securities and Exchange Commission (“SEC Staff”) or changes to disclosure in response to SEC Staff comments in the Registration Statement reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the Registration Statement; and

•	the Trust may not assert SEC Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws.

We hope that the foregoing is responsive to your request made on July 29, 2008. Please do not hesitate to contact me at (646) 691-6583 you have any questions concerning the foregoing.

Sincerely,
/s/ Bruno del Ama

Bruno del Ama

cc: Jane A. Kanter, Esq.